Exhibit 21.1
List of Subsidiaries of Allbirds, Inc.

Name of Subsidiary	Jurisdiction of Organization
Allbirds (Shanghai) Trading Co., Ltd.	China
Allbirds HK Limited	Hong Kong
Allbirds B.V.	Netherlands
Allbirds UK Limited	United Kingdom
Allbirds International, Inc	United States